Nasdaq Regulation

Nasdaq

Arnold Golub
Vice President
Office of General Counsel

March 25, 2021

By Electronic Mail

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Division of Corporation Finance:

This is to certify that on March 24, 2021 The Nasdaq Stock Market (the "Exchange") received from Texas Capital Bancshares, Inc. (the "Registrant") a copy of the Registrant's application on Form 8-A 12(b) for the registration of the following securities:

Depositary Shares Each Representing a
1/40th Interest in a Share of 5.75%
Fixed-Rate Non-Cumulative Perpetual Preferred Stock, Series B

We further certify that the securities described above have been approved by the Exchange for listing and registration upon official notice of issuance.

We understand that the Registrant is seeking immediate acceleration of the effective date of registration, and we hereby join in such request.

Sincerely,